April 2014 Pricing Sheet dated April 9, 2014 relating to Preliminary Terms No. 1,367 dated April 3, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities Based on the Performance of the Common Stock of Under Armour, Inc. due March 30, 2017, with Step-Down Redemption Threshold Level Feature
With the Coupon and Payment at Maturity subject to the Performance of the Common Stock of Under Armour, Inc.
Principal at Risk Securities
PRICING TERMS – APRIL 9, 2014
Issuer:	Morgan Stanley
Underlying stock:	Under Armour, Inc. common stock
Aggregate principal amount:	$2,588,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	April 9, 2014
Original issue date:	April 14, 2014 (3 business days after the pricing date)
Maturity date:	March 30, 2017
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the then-applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Redemption threshold levels:	Determination dates:	Applicable redemption threshold level:
	1, 2, 3 and 4	$103.199, which is equal to approximately 95% of the initial share price
	5, 6, 7 and 8	$97.767, which is equal to 90% of the initial share price
	9, 10 and 11	$92.336, which is equal to approximately 85% of the initial share price
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly coupon:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 9.00% (corresponding to approximately $0.225 per quarter per security) on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:
June 27, 2014, September 29, 2014, December 29, 2014, March 27, 2015, June 29, 2015, September 28, 2015, December 28, 2015, March 28, 2016, June 27, 2016, September 27, 2016, December 27, 2016 and March 27, 2017, subject to postponement for non-trading days and certain market disruption events.  We also refer to March 27, 2017 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
• If the final share price is less than the downside threshold level:
(i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.09206, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$81.473, which is equal to approximately 75% of the initial share price
Initial share price:	$108.63, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP / ISIN:	61760S787 / US61760S7870
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.612 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10	$0.225	$9.775
Total	$2,588,000	$58,230	$2,529,770
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,367 dated April 3, 2014

Product Supplement for Auto-Callable Securities dated October 19, 2012          Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.